# Press release

Skandia

March 22, 2002

RECEIVED
APR - 2 2002
SEC MAIL PROCESSING SECTION
WASH, D.C. 365

02028256

Corporate Communications
S-103 50 Stockholm, Sweden
Telephone +46-8-788 25 00
Telefax +46-8-788 23 80
www.skandia.se

Office:
Sveavägen 44

# Annual General Meeting of Skandia

SUPPL

*Shareholders of SKANDIA INSURANCE COMPANY LTD (publ) are hereby summoned to the Annual General Meeting on Wednesday, 17 April 2002, at 4.30 p.m.* (Swedish time). Location: the Congress Hall, Folkets Hus, Barnhusgatan 12-14, Stockholm, Sweden.

NOTIFICATION OF ATTENDANCE, ETC.

Shareholders intending to attend the Annual General Meeting must
- *be recorded as shareholders in the shareholder register maintained by VPC AB on Friday, 5 April 2002*

and must
- notify the Company of their intention to attend the Meeting not later than 4.00 p.m. (Swedish time) on Friday, 12 April 2002. Notification of intent to attend the Meeting should be made in writing to Skandia, Corporate Law, "AGM", SE-103 50 Stockholm, Sweden, by telephone [illegible], by fax [illegible], or via the Internet at http://www.skandia.com/agm. Please note that if voting by proxy, power of attorney must be sent in original and may not be sent by fax or via the Internet.

*Shareholders whose shares are held in trust by a bank or private broker must temporarily register their shares in their own names in the Shareholder Register to be able to attend the Annual General Meeting.* Such registration must be completed not later than Friday, 5 April 2002.

INTERPRETATION OF THE PROCEEDINGS INTO ENGLISH

For the convenience of non-Swedish-speaking shareholders, the proceedings of the Annual General Meeting will be simultaneously interpreted into English, if so requested in connection with notification of attendance of the Annual General Meeting.

PROCESSED
APR 19 2002
THOMSON FINANCIAL

AGENDA AND PROPOSED DECISIONS

1. Opening of the Meeting
2. Election of a chairman to preside over the Meeting
   *Nominating Committee Recommendation:* Mr. Johan Gernandt, Attorney at Law
3. Address by Mr. Lars-Eric Petersson, President and CEO of Skandia
4. Election of a person to check and sign the minutes together with the Chairman
5. *Verification of the voting list*
6. Decision as to whether the Meeting has been properly called
7. Presentation of the Annual Report and the Consolidated Accounts for 2001
8. Presentation of the Audit Report and the Consolidated Audit Report for 2001
9. Approval of the Profit and Loss Account and Balance Sheet, and the Consolidated Profit and Loss Account and Consolidated Balance Sheet for 2001
10. Decision on appropriation of the Company's profit in accordance with the adopted Balance Sheet, and determination of the record date for payment of a dividend
    *Board recommendation:* Of the amount available for distribution by the Annual General Meeting, MSEK 3,090, the Board of Directors recommends that a dividend of SEK 0.30 per share be paid, totalling MSEK 307, and that MSEK 2,783 be carried forward. The record date shall be 22 April 2002.
11. Decision as to whether to discharge the Directors and the President from liability for their administration during the 2001 financial year
    *Recommendation:* The Company's Auditors recommend that the Directors and the President be so discharged.
12. Decision on amendments of the Company's Articles of Association
    *The Board's proposal:* The Company's Articles of Association shall be amended as follows:
    a) Article 2 is amended to state that the Company may conduct direct and indirect insurance business, as well as accident and health insurance business, within all classes of life insurance, *including unit-linked business, with the exception of marriage and birth insurance, throughout Sweden and both within and outside the European Economic Area (EEA)*
    b) Article 3 is revoked as a consequence of the fact that provisions on net retention will be governed by an internal actuarial steering document
    c) Article 12 is amended by adding that losses will be covered firstly by unrestricted equity and, secondly, by restricted equity
    d) That the Company's Articles of Association be renumbered as a consequence of the revocation of Article 3 (now in force) above
13. Decision on the approval of the Board's proposal for a stock option programme for the Skandia group for the years 2003–2005, and in connection with this, decision on the Board's proposal to carry out a directed new issue of a promissory note with detachable warrants to subscribe for new shares in Skandia Insurance Company Ltd
    *The Board's proposals*
    A. Proposal for Stock Option Programme for the Skandia group 2003–2005
    It is proposed that the Annual General Meeting decide on a groupwide incentive programme in the form of stock options for the years 2003–2005, directed *in part* to essentially all employees (programme A) and *in part* to key employees (programme B). The proposed programme is in line with the programme in effect for the years 2000–2002. Continuity between the two programmes will thus be maintained. However, the volume of the programme now being proposed is lesser than for the 2000–2002 programme. Furthermore, the exercise price has been set at a higher figure. The main features of the programme are as follows: Stock options will be granted, without charge, to the employees and on three occasions: in February 2003, February 2004, and February 2005. The price per share upon exercise of the stock options – the exercise price – will correspond to the market value of Skandia shares during the last five trading days prior to the respective *granting dates, plus 10 per cent. Decisions on grants will be made by the Board's Compensation Committee, consisting of the Chairman and two additional Directors who are not employees of the* Skandia group. For programme A, which in principle will include all full-time employees with at least one year of service with the Skandia group, a total of not more than 6,000,000 stock options will be granted for all three years (including a reserve for social security costs). The grants will be equal for all employees, without any categorical breakdown. The term of the stock options in programme A will be a maximum of three years and three months. For programme B, which is directed at key employees in the Skandia group, mainly in the UK and US operations, a total of not more than 34,000,000 stock options will be granted for all three years (including a reserve for social security costs). Grants will be made annually on an individual basis, based on the individual employee's performance and significance for the group's result and value growth, and taking into account the relevant competitive situation for such employees. The maximum term of the stock options will be seven years for programme B. In view of the individual allocation principles, no general categorical breakdown will be made. The idea for both programmes is basically that roughly a third of the total number of options will be issued each year during the years 2003–2005. With exception for the group CEO, no stock options will be granted to Directors elected by the Annual General Meeting. A set of plan rules for the stock options will be decided on by the Board.

    B. Proposal for directed issue of a promissory note with detachable warrants to subscribe for new shares in Skandia Insurance Company Ltd
    It is proposed that the Company raise a loan with a nominal value of SEK 10,000,000 through the issuance of a promissory note with 40,000,000 detachable warrants for the subscription of new shares, whereby each warrant shall carry entitlement to subscribe for one new share, with a par value of SEK 1. The warrants shall have terms running through the end of 2012. As a result of this, the Company's share capital can increase by a maximum of SEK 40,000,000. Interest on the loan amount shall be charged at an annual interest rate of 5 per cent. The loan shall have a term up until the end of 2003. For subscription of the promissory note with detachable warrants to subscribe for new shares, mainly the following terms shall apply: The right to subscribe for the promissory note with detachable warrants for new shares ("the Promissory Note"), with deviation from the shareholders' pre-emption rights, shall only be given to Skandia Umbrella Trust 2000. *The Promissory Note shall be subscribed for at its nominal amount. The price for which new shares may be subscribed for shall correspond to the lowest available average price paid for Skandia* shares on the Stockholm Stock Exchange during the five days of trading immediately following the release of Skandia's year-end report for 2002, 2003 and 2004, plus 10 per cent. The reason for the deviation from the shareholders' pre-emption rights is as follows: The issuance is being carried out on account of the proposed stock option programme. The warrants may only be called upon to the extent necessary to release stock options granted. It is important for the Company and its shareholders that a part of the employees' compensation is related to the price development of the Skandia share.
    The Board proposes that a decision by the Annual General Meeting on the above matters shall require a qualified majority pursuant to [illegible] of the Act (1987:464) on Certain Directed Issues in Stock Market Companies, etc.
14. Decision on Directors' fees
    *Nominating Committee Recommendation:*
    - Chairman SEK 1,000,000 (unchanged), of which SEK 400,000 shall be used to purchase issued Skandia shares, at market price, as soon as practicable after the Annual General Meeting (unchanged)
    - Vice Chairman SEK 450,000 (unchanged), of which SEK 180,000 shall be used to purchase issued Skandia shares, at market price, as soon as practicable after the Annual General Meeting (unchanged)
    - Director SEK 300,000 *(unchanged)*, of which SEK 120,000 shall be used to purchase issued Skandia shares, at market price, as soon as practicable after the Annual General Meeting (unchanged)

    The requirement concerning the purchase of Skandia shares shall not apply in respect of Directors who have been appointed as policyholders' representatives. No fees shall be paid to Directors who are employees of the Skandia group.

Skandia Insurance Company Ltd (publ)
Domicile: Stockholm, Sweden
Reg. No: 502017-3083

dw 4/18

Skandia

In addition, it is proposed that the Annual General Meeting appropriate SEK [illegible] (unchanged) to be apportioned [illegible] with the Board's decision, to Directors in connection with their duties on Board committees.

15. Decision on the number of Directors to be elected by the shareholders
*Nominating Committee Recommendation:* Eight Directors (currently seven).

16. Election of Directors
*(The term of office, which is two years according to the Articles of Association, expires for Dr. Lars Ramqvist, Mr. Eero Heliövaara and Dr. Willem Meiring.)*
*Nominating Committee Recommendation:*
Re-election of
- Dr. Lars Ramqvist,
- Mr. Eero Heliövaara,
- Dr. Willem Meiring, and

New election of
- Mr. Melker Schörling (presently policyholders' representative on the Board)

all for the period through the 2004 Annual General Meeting.
The Swedish Consumer Agency and the Stockholm Chamber of Commerce, which have the duty to appoint the policyholders' representatives on the Skandia Board, have appointed Professor Bert Flodgren (re-election), and Ms. Maria Lilja (new election), respectively, as the policyholders' representatives, for the period through the 2003 Annual General Meeting.

17. Decision on Auditors' fees
*Nominating Committee Recommendation:* Compensation as agreed when procuring the services.

18. Election of Auditors
*Nominating Committee Recommendation:* Re-election of Mr. Jan Birgerson, Authorised Public Accountant, Ernst & Young, and new election of Mr. Carl Lindgren, Authorised Public Accountant, KPMG.

19. Election of Alternate Auditors
*Nominating Committee Recommendation:* Re-election of Mr. Olof Cederberg, Authorised Public Accountant, Ernst & Young, and new election of Mr. George Pettersson, Authorised Public Accountant, KPMG.

20. Election of members of the Nominating Committee for the 2003 Annual General Meeting
(According to a decision by the 1995 Annual General Meeting, the Nominating Committee shall consist of six members: three representatives of the major shareholders, one representative of the minor shareholders and one representative of the policyholders of Skandia Life Insurance Company Ltd, to be appointed by the Stockholm Chamber of Commerce (Mr. Lars Otterbeck has been appointed), and the Chairman of the Board.)
*The following recommendations have been submitted to the Company:* Re-election of Mr. Carl-Olof By and Mr. Tor Marthin, and new election of Mr. Peter Engström, as representatives of the major shareholders (nominated by Industrivärden, AMF Pension and Pohjola, respectively) and re-election of Mr. Per Lofqvist as representative of the minor shareholders (nominated by the Skandia Shareholders' Association).

21. Adjournment of the Annual General Meeting

DIVIDEND
*The Board of Directors recommends that a dividend of SEK 0.30 per share be paid to the shareholders, and that the record date for payment of the dividend shall be 22 April 2002. If the* recommendation is adopted, dividends are expected to be distributed from VPC AB on 25 April 2002.

INFORMATION AND QUESTION & ANSWER SESSION
In connection with the Annual General Meeting, shareholders are invited to attend an information and question & answer session with the Company's corporate management. The information and question & answer session will be held from [illegible] p.m. to 2.30 p.m. on Wednesday, 17 April 2002, at the Congress Hall, Folkets Hus, Barnhusgatan 12-14, Stockholm, Sweden. Shareholders who wish to attend the information and question & answer session should notify Skandia, Corporate Law, SE-103 50 Stockholm, Sweden, telephone int. +46-8-788 [illegible] alt. int. +46-8-788 [illegible] fax int. +46-8-788 16 30, or via Skandia's web site: http://www.skandia.com/agm.

ANNUAL REPORT
The 2001 Annual Report is available upon request from Skandia, SE-103 50 Stockholm, Sweden, telephone int. +46-8-788 [illegible] fax int. +46-8-788 [illegible]

COMPLETE DOCUMENTS, ETC
*The Board's complete proposal on the reduction of [illegible] [illegible] with [illegible] [illegible] the [illegible] of [illegible] in relation to the proposed stock option programme is expected to be* kept on hand from Tuesday, 2 April 2002 at the head offices of Skandia Insurance Company Ltd, Sveavägen 44, Stockholm, Sweden. These documents are also available to shareholders upon request from Skandia, Corporate Law, SE-103 50 Stockholm, Sweden, telephone int. +46-8-788 32 62 alt. int. +46-8-788 30 68, or fax int. +46-8-788 16 30.

The complete proposal concerning amendments to the Articles of Association, as well as more detailed information on the proposed stock option programme, will be distributed to all directly registered shareholders. This material is also available to shareholders upon request from Skandia, Corporate Law, SE-103 50 Stockholm, Sweden, telephone int. +46-8-788 32 62 alt. int. +46-8-788 30 68, or fax int. +46-8-788 16 30. The material will also be available on Skandia's web site: http://www.skandia.com/agm.

SWEDISH-SPEAKING SHAREHOLDERS
This summons to attend the Annual General Meeting of Skandia Insurance Company Ltd (publ), to be held on Wednesday, 17 April 2002, at 4.30 p.m. at the Congress Hall, Folkets Hus, Barnhusgatan 12-14, Stockholm, Sweden, can also be obtained in Swedish. Please contact Skandia, Corporate Law, SE-103 50 Stockholm, Sweden, telephone int. +46-8-788 32 62 alt. int. +46-8-788 30 68, or fax int. +46-8-788 16 30.

A welcome is extended to the shareholders to attend the Annual General Meeting.

Stockholm, March 2002

The Board of Directors